Exhibit 99.3

SHAREHOLDER AGREEMENT

          This Shareholder Agreement (this “Agreement”) is dated as of September 10, 1999 by and between Alternate Marketing Networks, Inc., a Michigan corporation (the “Company”) and The Times Mirror Company, a Delaware corporation (the “Shareholder”).

RECITALS

          WHEREAS, the Company has agreed to issue and sell, and the Shareholder has agreed to purchase, pursuant to the Stock Purchase Agreement, dated August 20, 1999, by and between the Company and the Shareholder (the “Stock Purchase Agreement”), certain shares of Common Stock (as defined herein) of the Company; and

          WHEREAS, in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, the parties hereto desire to enter into this Agreement.

AGREEMENT

          NOW, THEREFORE, in consideration of the foregoing recitals and the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

           1.     Definitions.

          “Board of Directors” means the Board of Directors of the Company.

          “Common Stock” means the Common Stock, no par value, of the Company.

          “Company” shall have the meaning set forth in the preamble to this Agreement.

          “Shareholder” shall have the meaning set forth in the preamble to this Agreement.

          “Stock Purchase Agreement” shall have the meaning set forth in the recitals to this Agreement.

           2.     Priority Subscription Rights.

           (a)      Pre-emptive Right to Acquire Additional Shares of Common Stock. In the event that the Company desires to issue and sell additional shares of Common Stock in a public or private offering for cash (an “Offering”), the Shareholder shall have the pre-emptive right to purchase in such Offering (i) the number of additional shares of Common Stock necessary to maintain its then current percentage ownership interest of Common Stock and (ii) additional shares of Common Stock, so long as the shares of Common Stock sold to the Shareholder, when aggregated with the shares already held by the Shareholder, do not result in the Shareholder owning 45% or more of the outstanding shares of Common Stock.

           (b)      Notice. The Company shall give the Shareholder 30 days’ written notice of the anticipated closing of an Offering. Within ten (10) days of the receipt of such notice, the Shareholder shall be obligated to provide written notice to the Company with respect to the number of shares of Common Stock that the Shareholder desires to purchase in accordance with Section 2(b). The sale of Common Stock to the Shareholder shall close simultaneously with the Offering.

           (c)      No Waiver. If in any instance the Shareholder elects not to exercise its rights under this Section 2 with respect an Offering, such election shall not constitute a waiver of the Shareholder’s right to purchase additional shares of Common Stock in any subsequent Offerings.

           3.      Board Representation.

           (a)      Director Nominees. The Shareholder be entitled to designate two persons as nominees for election to the Board of Directors.

           (b)      Solicitation of Proxies. The Company agrees to solicit proxies for, and recommend that its shareholders vote in favor of, each of the designees nominated for election to the Board of Directors by the Shareholder. If a designee shall cease to be a director of the Company for any reason other than expiration of his or her term, the Company shall promptly, upon the request of the Shareholder, use its reasonable best efforts to cause the election or appointment of a person selected by the Shareholder to replace such designee.

           (c)      Increase in Size of Board of Directors. The Company agrees to take all actions necessary, including any charter and/or bylaw amendments, to increase the number of seats on the Board of Directors from four to five.

           4.     Reports.

           (a)      Financial Statements. The Company will prepare and deliver to the Shareholder, at the Company’s expense, not later than forty-five (45) days following the end of each fiscal quarter and not later than ninety (90) days following the end of each fiscal year, unaudited quarterly financial statements as at the end of such fiscal quarter and audited annual financial statements for the fiscal year then ended.

           (b)      Budget and Strategic Plan. The Company will also deliver to the Shareholder the Company’s annual budget and long-term strategic plan and such other reports, information or analysis that the Shareholder may reasonably request.

           5.     Specific Performance.

           The parties will be irreparably damaged in the event that this Agreement is not specifically enforced. In the event of a breach or threatened breach of the terms, covenants and/or conditions of this Agreement by any of the parties hereto, the other parties shall, in addition to all other remedies, be entitled (without any bond or other security being required) to a temporary and/or permanent injunction, without showing any actual damage or that monetary damages would not provide an adequate remedy, and/or a decree for specific performance, in accordance with the provisions hereof.

           6.     Miscellaneous.

           (a)      Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York without regard to principles of conflicts of law.

           (b)      Entire Agreement; Amendments. This writing constitutes the entire Agreement of the parties with respect to the subject matter hereof and may not be modified or amended except by a written agreement signed by the Company and the Shareholder.

           (c)      Waiver. No waiver of any breach or default hereunder shall be considered valid unless in writing, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

           (d)      Successors and Assigns. Except as otherwise expressly provided herein, this Agreement shall be binding upon and inure to the benefit of the Company and the Shareholder and their respective successors and assigns.

           (e)      Severability. If any provision of this Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall attach only to such provision and shall not in any manner affect or render invalid or unenforceable any other severable provision of this Agreement, and this Agreement shall be carried out as if any such invalid or unenforceable provisions were not contained herein.

           (f)      Headings. The section headings contained herein are for the purposes of convenience only and are not intended to define or limit the contents of said sections.

           (g)      Further Assurances. Each party hereto shall cooperate and shall take such further action and shall execute and deliver such further documents as may be reasonably requested by any other party in order to carry out the provisions and purposes of this Agreement.

           (h)      Counterparts. This Agreement may be executed and delivered in one or more counterparts and via facsimile, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

           (i)      Notices. All notices and other communications provided for herein shall be made in writing by hand-delivery, next-day air courier, certified first-class mail, return receipt requested, telex or facsimile as provided in the Stock Purchase Agreement.

           IN WITNESS WHEREOF, the parties hereto have executed and delivered this Shareholder Agreement as of the date first above written.

ALTERNATE MARKETING NETWORKS, INC.
By: /s/ Phillip D. Miller Name: Phillip D. Miller Title: Chairman and Chief Executive Officer

THE TIMES MIRROR COMPANY
By: /s/ Edward L. Blood Name: Edward L. Blood Title: Vice President - Strategic Planning